06006359

UNITED STATES
ECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NO.
8-053699

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (mm/dd/yy) AND ENDING 12/31/05 (mm/dd/yy)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

STONEHAVEN, LLC

OFFICIAL USE ONLY
FIRM ID. NO

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No)

16724 CALLE HERMOSA
(No and Street)

RANCHO SANTA FE, (City) CALIFORNIA (State) 92067 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DAVID FRANK (858) 244-6100
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose option is contained in this Report*

Ernst Wintter & Associates, Certified Public Accountants
(Name – if individual, state last, first, middle name)

675 Ygnacio Valley Road, Suite B-213, (Address) Walnut Creek, (City) California (Sate) 94596 (Zip Code)

CHECK ONE:

(X) Certified Public Accountant
( ) Public Accountant
( ) Accountant nor resident in United State or any of its possession.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the option of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, **DAVID FRANK**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **STONEHAVEN, LLC**, as of **DECEMBER 31, 2005**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

SHANNON ROSE BEAUCHEMIN
COMM. #1480907
NOTARY PUBLIC • CALIFORNIA
SAN DIEGO COUNTY
Comm. Exp. APRIL 6, 2008

Signature

President
Title

Shannon Rose Beauchemin
Notary Public

This report** contains (check all applicable boxes):

(X)	(a)	Facing page.
(X)	(b)	Statement of Financial Condition.
(X)	(c)	Statement of Income (Loss).
(X)	(d)	Statement of Cash Flows.
(X)	(e)	Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
( )	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(X)	(g)	Computation of Net Capital.
(X)	(h)	Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
(X)	(i)	Information Relating to the Possession or control Requirements Under Rule 15c3-3.
(X)	(j)	A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirement Under Exhibit A of Rule 15c3-3.
( )	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(X)	(l)	An Oath or Affirmation.
( )	(m)	A copy of the SIPC Supplemental Report.
( )	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
(X)	(o)	Independent Auditor's Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Stonehaven, LLC

Table of Contents

ERNST WINTTER & ASSOCIATES ***Certified Public Accountants***

675 Ygnacio Valley Road, Suite B-213
Walnut Creek, California 94596

(925) 933-2626
Fax (925) 944-6333

Independent Auditor's Report

Board of Directors
Stonehaven, LLC
San Diego, California

We have audited the accompanying statement of financial condition of Stonehaven, LLC (the Company) as of December 31, 2005, and the related statements of income (loss), changes in member's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis in our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Stonehaven, LLC at December 31, 2005, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I & II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

E Wintter + Associates

March 6, 2006

Stonehaven, LLC

Statement of Financial Condition

December 31, 2005

Assets

Cash and cash equivalents	$	110,647
Deposits at clearing organization		125,000
Commissions and management fee receivable		115,038
Advances to employees		36,859
Deposits		29,950
Furniture and equipment, net of $29,430 accumulated depreciation		18,581
Total assets	$	436,075

Liabilities and Member's Equity

Liabilities		
Accounts payable and accrued expenses		10,738
Commissions payable	$	158,700
Total liabilities		169,438
Member's equity		266,637
Total liabilities and member's equity	$	436,075

See independent auditor's report and accompanying notes.

Stonehaven, LLC

Statement of Income (Loss)

For the Year Ended December 31, 2005

Revenues:	
Commissions	$ 1,508,888
Other income	22,593
Total revenue	1,531,481
Expenses:	
Commissions	826,397
Salaries and wages	322,865
Rent	116,028
Legal and professional	87,213
Travel and related	76,058
Depreciation	7,773
Other operating expenses	196,327
Total expenses	1,632,661
Income (loss) before income taxes	(101,180)
Tax provision	800
Net income (loss)	$ (101,980)

See independent auditor's report and accompanying notes.

Stonehaven, LLC

Statement of Changes in Member's Equity

For the Year Ended December 31, 2005

	Total
Member's Equity at December 31, 2004	$ 248,168
Capital contributions	170,000
Distributions	(49,551)
Net income (loss)	(101,980)
Member's Equity at December 31, 2005	$ 266,637

See independent auditor's report and accompanying notes.

Stonehaven, LLC

Statement of Cash Flows

For the Year Ended December 31, 2005

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income (loss)	$ (101,980)
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:	
Depreciation	7,773
Gain on sale of fixed assets	(17,985)
(Increase) decrease in:	
Deposits at clearing organization	(125,000)
Commissions receivable	187,530
Advances to employees	(36,859)
Prepaid expenses and other assets	5,074
Increase (decrease) in:	
Accounts payable and accrued expenses	(16,439)
Commissions payable	10,083
Net cash provided (used) by operating activities	(87,803)
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchase of fixed assets	(26,354)
Sale of fixed assets	17,985
Net cash provided (used) by investing activiities	(8,369)
CASH FLOWS FROM FINANCING ACTIVITIES	
Capital contributions	170,000
Distributions	(49,551)
Net cash provided (used) by financing activities	120,449
Net increase (decrease) in cash and cash equivalents	$ 24,277
Cash and cash equivalents, beginning of year	86,370
Cash and cash equivalents, end of year	$ 110,647
SUPPLEMENTAL DISCLOSURES	
Income taxes paid	$ 6,000

See independent auditor's report and accompanying notes.

Stonehaven, LLC

Notes to the Financial Statements

December 31, 2005

(1) Organization

Stonehaven, LLC (the Company) was formed in California on October 12, 2001. The Company is wholly owned by Stonehaven Holdings, LLC. The Company's operations are conducted from its headquarters in San Diego, California and branch office in New York City.

The Company is a securities broker/dealer registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers. The Company provides corporate finance services to retail and institutional clients on a fully disclosed basis.

(2) Summary of Significant Accounting Policies

Cash and Cash Equivalents
The Company considers all demand deposits held in banks and certain highly liquid investments with maturities of 90 days or less, other than those held for sale in the ordinary course of business, to be cash equivalents.

Accounts Receivable
The Company considers accounts receivable to be fully collectible, and accordingly, no allowance for doubtful accounts has been provided. If amounts become uncollectible, they will be charged to operations when that determination is made.

Property and Equipment
Property and equipment are valued at cost. Depreciation is being provided by the use of accelerated and straight-line methods over the estimated useful lives of the assets.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Revenue Recognition
Commission revenue generated from securities transactions is recorded on a settlement date basis which is not significantly different than trade date basis. Other revenue is recognized when earned and the amount can be reasonably determined.

(2) Summary of Significant Accounting Policies (continued)

Income Taxes
The Company, a limited liability company, is taxed as a partnership under the Internal Revenue Code and a similar state statute. In lieu of income taxes, the member is taxed on its proportionate share of the Company's taxable income. Therefore, no provision or liability for federal income taxes is included in these financial statements.

Fair Value of Financial Instruments
Unless otherwise indicated, the fair values of all reported assets and liabilities which represent financial instruments (none of which are held for trading purposes) approximate the carrying values of such amounts.

(3) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1) which requires the Company to maintain a minimum net capital equal to or greater than $5,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. At December 31, 2005, the Company's net capital was $181,247, which exceeded the requirement by $169,951.

(4) Risk Concentrations

Due to the nature of its business, 55% of the Company's revenue during the period was generated from three customers. The Company's receivables are due from two customers.

At December 31, 2005, the Company held deposits at a financial institution which were in excess of applicable federal insurance limits by $24,365.

(5) Lease Obligations

At December 31, 2005, the Company leased office space in New York City. Subsequent to year-end, the company exercised its option to terminate the lease effective February 28, 2006 and move to new office space in New York City under a month-to-month lease.

(6) Financial Instruments with Off-Balance-Sheet-Risk

As a securities broker, the Company executes transactions with and on the behalf of customers. The Company introduces these transactions for clearance to a clearing firm on a fully disclosed basis.

In the normal course of business, the Company's customer activities involve the execution of securities transactions and settlement by its clearing broker. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to nonperformance by its customers. These activities may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations.

In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at the prevailing market price in order to fulfill the customer's obligation.

The Company seeks to control off-the-balance-sheet credit risk by monitoring its customer transaction and reviewing information it receives from its clearing broker on a daily basis and reserving for doubtful accounts when necessary.

SUPPLEMENTAL INFORMATION

Stonehaven, LLC

Schedule I

Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission

As of December 31, 2005

Net Capital		
Total member's equity qualified for net capital		$ 266,637
Less: Non-allowable assets		
Advances to employees	$ 36,859	
Prepaid expenses and deposits	29,950	
Furniture and equipment (net)	18,581	
Total non-allowable assets		85,390
Net Capital		181,247
Net minimum capital requirement of 6 2/3% of aggregate indebtedness of $169,438 or $5,000, whichever is greater		11,296
Excess net capital		$ 169,951

Reconciliation with Company's Net Capital Computation (included in Part II of Form X-17A-5 as of December 31, 2005)

Net capital, as reported in Company's Part II of Form X- as of December 31, 2005	$ 187,249
Increase in member's equity	47,803
Increase in non-allowable assets	(53,805)
Net capital per above computation	$ 181,247

Stonehaven, LLC

Schedule II

Computation for Determination of Reserve Requirements
Pursuant to Rule 15c3-3 of the
Securities and Exchange Commission

For the Year Ended December 31, 2005

An exception from Rule 15c3-3 is claimed, based upon section (k)(2)(ii). All customer transactions are processed in accordance with Rule 15c3-1(a)(2).

Information for Possession or Control
Requirements Under Rule 15c3-3

For the Year Ended December 31, 2005

Not applicable

ERNST WINTTER & ASSOCIATES *Certified Public Accountants*

675 Ygnacio Valley Road, Suite B-213
Walnut Creek, California 94596

(925) 933-2626
Fax (925) 944-6333

Independent Auditor's Report on Internal
Accounting Control Required by SEC Rule 17a-5

Board of Directors
Stonehaven, LLC
San Diego, California

In planning and performing our audit of the financial statements and supplemental schedules of Stonehaven, LLC (the Company) for the year ended December 31, 2005, we considered its internal control including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of compliance with such practices and procedures that we considered relevant to the objective stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payments for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matter involving the Company's internal control and its operation that we consider to be a material weakness as defined above. This condition was considered in determining the nature, timing, and extent of procedures to be performed in our audit of the financial statements of the Company for the year ended December 31, 2005, and this report does not affect our report thereon dated March 6, 2006.

> The size of the business and the resultant limited number of employees imposes practical limitations on the effectiveness of those internal control policies and procedures that depend on the segregation of duties. Because this condition is inherent in the size of the Company, the specific weaknesses are not described herein and no corrective action has been taken or proposed by the Company.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulations of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

March 6, 2006